Exhibit 1.2

ARTICLES OF ASSOCIATION

OF

Marnetics Broadband Technologies Ltd.

Amended and Restated as of 8 December, 2000

ARTICLES OF ASSOCIATION

OF

Marnetics Broadband Technologies Ltd.

1.	INTERPRETATION

In these Articles, the words in the first column of the following table shall bear the meanings set opposite them respectively in the second column thereof, if not inconsistent with the subject or context:

Words	Meanings

The Company	Marnetics Broadband Technologies Ltd.

The Board	The Board of Directors of the Company

Companies Law	The Companies Law 1999 (the “Companies Law”) and all orders and regulations issued thereunder as amended from time to time, including any law or statute replacing it.

The Statutes	The Companies Law, the Securities Law of 1968 and every other ordinance or law for the time being in force concerning companies and affecting the Company.

These Articles	These Articles of Association, as shall be amended from time to time.

Officer

A “Noseh Misra”, as defined in the Companies Law, to wit, a Director, General Manager, chief business manager, deputy General Manager, vice General Manager, or any other manager directly subordinate to the managing director or any other person assuming the responsibiltities of any of the foregoing positions without regard to such person’s title.

Audit Committee	As defined in the Companies Law.

The Office	The registered office of the Company.

The Seal	Any of (i) the rubber stamp of the Company, (ii) the facsimile signature of the Company, or (iii) the electronic signature of the Company as approved by the Board.

Shareholders Register	The shareholders register required to be kept according to the Companies Law and any other shareholders register permitted to be kept by the Company according to the Companies Law.

Month	A Gregorian month.

NIS	New Israeli Shekel

Writing	Printing, lithography, photography and any other mode or modes of representing or reproducing words in a visible form.

Words denoting the singular number shall include the plural number and vice versa; words denoting the masculine gender shall include the feminine and neuter genders; words denoting persons shall include any individual, company, corporation, partnership, trust, unincorporated association or other entity or any combination of the foregoing.

Subject as aforesaid, any words or expressions defined in the Statutes shall, except where the subject or context forbids, bear the same meanings in these Articles.

2.	PUBLIC COMPANY

The Company is a public company which may have an unlimited number of Shareholders and may offer Securities to the public.  The liability of a Shareholder for debts of the Company is limited to the unpaid portion of the consideration (including any premium) in exchange for which the Shareholder’s Ordinary Shares were issued. The Company may not alter the liability of a Shareholder or require the acquisition of Securities without his consent.

THE COMPANY’S PURPOSE

3.	The Company’s purpose is to operate according to business considerations for the production of profits.

4.	SHARE CAPITAL

(a)     The registered share capital of the Company is NIS 2,000,000 (Two Million New Israeli Shekel), divided into 25,000,000 (Twenty-five Million) Ordinary Shares of NIS 0.08 nominal value each (the “Ordinary Shares”).

(b)     Each Ordinary Share shall rank pari passu. The Ordinary Shares shall entitle their holders the right to participate and vote in all General Meetings of the Company, the right to receive dividends and the right to participate in the distribution of surplus assets of the Company in the event of the winding up of the Company, and all other rights generally conveyed to the holders of ordinary shares.

AMENDMENT OF ARTICLES

5.

 These Articles (with the exception of Article 101 which may be amended as provided therein) may be amended by a majority vote at a meeting of shareholders of the Company, with the exception of Article 101 which may be amended only by the affirmative vote of two - thirds of the shareholders present (in person or by proxy) and voting on such resolution at a General Meeting.

Notwithstanding the provisions of this Article 5, a change of these Articles that obligates a shareholder to acquire additional shares or to increase the extent of his liability shall not obligate the shareholder without his consent.

SHARES

6.

 Subject to these Articles or to the terms of any resolution creating new shares, the unissued shares in the registered share capital of the Company from time to time shall be under the control of the Board, which shall have the power to allot shares or otherwise dispose of them to such persons, on such terms and conditions, and either at par or at a premium or, subject to the provisions of the Statutes, at a discount, and at such times as the Board may think fit, and the power to give to any person the option to acquire from the Company any shares, either at nominal value or at a premium or, subject as aforesaid, at a discount, during such time and for such consideration as the Board may determine.

7.

 If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividends or other monies in respect of such share. A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Members in respect of such co-ownership.

8.

 Every shareholder registered in the Shareholders’ Register shall be entitled, without payment, to receive within thirty days after allotment or registration of transfer (unless the conditions of issuance provide for a longer interval), one certificate under the Seal for all the shares registered in his name, and if the Board so approves, several certificates, each for one or more of such shares.  Each certificate shall specify the number and denoting numbers of the shares in respect of which it is issued and may also specify the amount paid up thereon; provided that, in the case of joint holders, the Company shall not be bound to issue more than one certificate to all the joint holders, and delivery of such certificate to one of them shall be sufficient delivery to all.  Every certificate shall be signed by one Director and countersigned by the Secretary or some other person nominated by the Board for this purpose.

9.

 If any share certificate shall be defaced, worn out, destroyed or lost, it may be renewed on such evidence being produced, and such indemnity (if any) being given as the Board shall require and (in the case of defacement or wearing out) upon delivery of the old certificate and, in any case, upon payment of such sum not exceeding NIS 50 (Fifty New Israeli Shekels) as the Board may from time to time require.

10.

 The Company may, directly or indirectly, purchase its own shares subject to the provisions of the Companies Law.  If the Company purchases its own shares, such shares will not have any rights as long as they are owned by the Company.

11.

 (a) A subsidiary or some other corporate body under the Company’s controlin this Article: “acquiring corporate body”) may acquire shares of the Company subject to the provisions of the Companies Law, on condition that the subsidiary’s Board or the Directors of the acquiring corporate body determined that - had the acquisition been made by the Company - it would have been permitted by the provisions of the Companies Law.

(b) If the Company’s shares are acquired by a subsidiary or by an acquiring corporate body, such shares shall not grant voting rights so long as they are owned by the subsidiary or by the acquiring corporate body.

(c) If a prohibited distribution (as defined in Section 301 to the Companies Law) was made, then the refund specified in Section 310 to the Companies Law shall be made to the subsidiary or to the acquiring body corporate and the provisions of Section 311shall apply, mutatis mutandis, to the Directors of the subsidiary and to the Directors of the acquiring body corporate. However, if the Company’s Board determined that the distribution is permitted, then the responsibility shall be that of the Company’s Directors, as provided in Section 311 to the Companies Law.

(d) Notwithstanding the provisions of Sub-article (a), acquisition by a subsidiary  or by an acquiring corporate body that is not wholly owned by the Company constitutes a distribution in an amount equal to the amount of the acquisition, multiplied by the proportion of rights in the subsidiary’s capital or in the capital of the acquiring corporate body held by the Company.

TRANSFER OF SHARES

12.

 No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board) has been submitted to the Company (or its transfer agent), together with the share certificate(s) and such other evidence of title as the Board may reasonably require.  Until the transferee has been registered in the Shareholders Register (which the Company shall perform promptly from submission to it of the foregoing) in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.

13.

 The Board may refuse, without giving any reasons therefor, to register any transfer of shares where the Company has a lien on the shares, constituting the subject matter of the transfer, but fully paid-up shares may be transferred freely and such transfers do not require the approval of the Board.

All instruments of transfer shall remain in the custody of the Company, but any such instrument which the Board refused to register shall be returned to the person from whom it was received, if such request be made by him.

14.

 The Transfer Records and the Shareholders Register and Debenture Holders (if any) Register and Debenture Stock Holders (if any) Register and other securities (if any) Register of the Company may be closed during such time as the Board may deem fit, not exceeding, in the aggregate, thirty (30) days in each year.

TRANSMISSION OF SHARES

15.

 In the case of the death of a shareholder, or a holder of a debenture, the survivor or survivors, where the deceased was a joint holder, and the executors and/or administrators and/or the legal heirs of the deceased where he was a sole or only surviving holder, shall be the only persons recognized by the Company as having any title to his shares or his debentures, but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share or any debenture jointly held by him.

16.

 Any person who becomes entitled to a share or a debenture in consequence of the death or bankruptcy or any shareholder may, upon producing such evidence of title as the Board shall require, with the consent of the Board, be registered himself as holder of the share or the debenture or, subject to the provisions as to transfers herein contained, transfer the same to some other person.

17.

 A person entitled to a share or a debenture by transmission shall be entitled to receive, and may give a discharge for, any dividends or interest or other monies payable in respect of the share or debenture, but he shall not be entitled in respect of it to receive notices of, or to attend or vote at meetings of the Company or, save as aforesaid, to exercise any of the rights or privileges of a shareholder or a holder of a debenture unless and until he shall become a shareholder in respect of the share or a holder of the debenture.

ALTERATIONS OF CAPITAL

18.	Subject to the provisions of the Companies Law, the Company may from time to time by a majority vote at a General Meeting of shareholders of the Company:

	(a)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; or

	(b)	cancel registered share capital that has not yet been issued, on condition that there are no undertakings of the Company - including conditional undertakings - to issue such shares; or

(c)

divide its share capital or any part thereof into shares of smaller amount than is fixed by its Articles of Association by sub-division of its existing shares or any of them , and so that as between the resulting shares, one or more of such shares may, by the Resolution by which such sub-division is effected, be given any preference or advantage as regards dividend, return of capital, voting or otherwise over the others or any other shares; or

	(d)	reduce its share capital and any capital redemption reserve fund in any way that may be considered expedient.

19.	The Company may, subject to the Companies Law, issue redeemable shares and redeem the same according to the terms and conditions which the Company shall determine.

INCREASE IN CAPITAL

20.

 The Company may from time to time by a majority vote at a meeting of shareholders, whether all the shares for the time being authorized shall have been issued or all the shares for the time being issued shall have been fully called up or not, increase its share capital by the creation of new shares; such new capital to be of such amount and to be divided into shares of such respective amounts and (subject to any special rights for the time being attached to any existing class of shares) to carry such preferential, deferred or other special rights (if any) or to be subject to such conditions or restrictions (if any) in regard to dividend, return of capital, voting or otherwise as the General Meeting deciding upon such increase directs.

21.

 Except so far as otherwise provided by or pursuant to these Articles or by the conditions of issuance, any new share capital shall be considered as part of the original ordinary share capital of the Company, and shall be subject to the same provisions with reference to liens, transfer, transmission and otherwise as the original share capital.

MODIFICATION OF CLASS RIGHTS

22.

 If, at any time, the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issuance of the shares of that class) may be varied with the sanction of a majority vote at a meeting of the shareholders passed at a separate meeting of the holders of the shares of the class.  The provisions of these Articles relating to General Meetings shall apply, mutatis mutandis, to every such separate General Meeting.  Any holder of shares of the class present in person or by proxy may demand a secret poll.

23.

 Unless otherwise provided by the conditions of issuance, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

BORROWING POWERS

24.

 The Board may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as it sees fit and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges or other securities on the undertaking, or the whole or any part of the property of the Company, both present and future, including units uncalled or called but unpaid capital for the time being.

POWERS OF THE GENERAL MEETING

25.	Without derogating from the authority of the General Meeting pursuant to these Articles, the Company’s decisions on the following matters shall be adopted at a General Meeting:

	(1)	any changes in these Articles;

	(2)	exercise of the powers of the Board in accordance with the provisions of Section 52(a) of the Companies Law;

	(3)	appointment of the Company’s Auditor;

	(4)	appointment of External Directors, in accordance with the provisions of the Companies Law;

	(5)	approval of acts and transactions that require approval by the General Meeting under the provisions of Articles 255 and 268 to 275 of the Companies Law;

	(6)	the increase and reduction of the registered share capital, in accordance with the provisions of Articles 286 and 287 to the Companies Law;

	(7)	a merger, as specified in Article 320(a) to the Companies Law.

GENERAL MEETING

26.	(a)

An Annual General Meeting shall be held at least once in every calendar year at such time, not being more than fifteen months after the holding of the last preceding Annual General Meeting, and at such time and place as may be determined by the Board.  Such Annual General Meetings shall be called “Annual Meetings”, and all other Meetings of the shareholders shall be called “Extraordinary Meetings”.  The Annual Meeting shall receive and consider the Directors’ Report, the Financial Statements, appoint auditors, elect directors, and transact any other business which, under these Articles or by the Companies Law, may be transacted at a General Meeting of the Company, provided that notice of such other business was given to shareholders in accordance with the provisions of these Articles.  At a General Meeting, decisions shall be adopted only on matters that were specified on the agenda.

	(b)	Any reference in these Articles to a “General Meeting” will be either a Annual General Meeting or a Extraordinary Meeting, according to the context.

27.

 The Board may, whenever it deems necessary, and shall upon such requisition in writing as is provided by Section 63(b) of the Companies Law, convene a General Meeting.  Any such request must state the purposes for which the meeting is to be called, be signed by the requesting shareholders, and must be deposited at the Office.  Such request may consist of several documents in like form, each signed by one or more requesting shareholder.

28.

 Except as otherwise prescribed by the Companies Law, at least ten (10) days and not more than sixty (60) days notice of any General Meeting shall be given, specifying the place, the day and the hour of meeting and, in the case of special business, the nature of such business, shall be given in the manner hereinafter mentioned, to such shareholders as are under the provisions of these Articles, entitled to receive notices from the Company. Notices shall be given by mail or by personal delivery to every registered shareholder of the Company, to his address as described in the Shareholders Register of the Company or such other address as designated by him in writing for this purpose.  Provided that the accidental omission to give such notice to, or the non-receipt of such notice by, any such shareholder shall not invalidate any resolution passed or proceeding held at any such meeting and, with the consent of all the shareholders for the time being entitled to receive notice of meetings, a meeting may be convened upon a shorter notice or without notice, and generally in such manner as such shareholders may approve.  Such consent may be given at the meeting or retrospectively after the meeting.  If the shareholder did not provide the Company any address for the delivery of notices, the shareholder shall be deemed to have waived his right to receive notices.

29.

Only shareholders of record as reflected on the Company’s Share Register at the close of business on the date fixed by the Board as the record date determining the then shareholders who will be entitled to vote, shall be entitled to notice of, and to vote, in person or by proxy, at a General Meeting and any postponement or adjournment thereof.  The Board will fix the record date of not less than four (4) nor more than forty (40) days before the date of the General Meeting, or such other timeframe as allowed under the Companies Law and regulations thereunder, as may be amended from time to time.

PROCEEDINGS AT GENERAL MEETINGS

30.

 No business shall be transacted at any General Meeting, or at an adjournment thereof, unless a quorum is present when the meeting proceeds to business.  The quorum at any Meeting shall be two shareholders present in person or by proxy, holding or representing at least thirty three and a third percent (33 1/3%)of the total voting rights in the Company.  A company being a shareholder shall be deemed to be personally present for the purpose of this Article if represented by its representative duly authorized in accordance with Article 42.

31.

 If, within fifteen minutes from the time appointed for the holding of a General Meeting, a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or any time and hour as the Board shall designate and state in a notice to the shareholders entitled to vote at the original meeting, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any  two shareholders present in person or by proxy shall constitute a quorum.  Notwithstanding the aforesaid, if a General Meeting was convened at the demand of shareholders as permitted by Section 63(b) of the Companies Law, then a quorum at such adjourned meeting shall be present only if one or more shareholders are present who held in the aggregate at least 5% of the issued share capital of the Company and at least 1% of the voting rights in the Company or one or more shareholders who hold in the aggregate at least 5% of the voting rights in the Company.

32.

 The President of the Company or in his absence any other person nominated for that purpose by the Board, shall preside as chairman at every General Meeting of the Company. If there is no such President or other person, or if at any General Meeting neither the President nor the other person is present, or if at any General Meeting neither the President nor the other person is present within fifteen (15) minutes after the time fixed for holding the General Meeting or is willing to act as Chairman of the General Meeting, the Directors present shall choose one of themselves or if no Director is present, or if all the Directors present decline to take the chair, the members present shall choose one of themselves to be chairman of the General Meeting. The chairman of the General Meeting shall have no second or casting vote (without derogating from the rights of such chairman to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or such proxy).

33.

 The chairman may, with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time and from place to place as the meeting shall determine.  Whenever a meeting is adjourned pursuant to the provisions of this Article for more than seven days, notice of the adjourned meeting shall be given in the same manner as in the case of an original meeting.  Save as aforesaid, no shareholder shall be entitled to any notice of an adjournment, or of the business to be transacted at an adjourned meeting.  No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

VOTES OF THE SHAREHOLDERS

34.

 Except as otherwise provided in these Articles, any resolution at a General Meeting shall be deemed adopted if approved by the holders of a majority of the voting rights in the Company represented at the meeting in person or by proxy and voting thereon.  In the case of an equality of votes, either on a show of hands or a poll, the chairman of the meeting shall not be entitled to a further or casting vote.

35.

 At all General Meetings, a resolution put to a vote at the meeting shall be decided on a show of hands unless, before or upon the declaration of the result of the show of hands, a poll in writing be demanded by the chairman (being a person entitled to vote), or by at least two shareholders present, in person or by proxy, holding at least 5% of the issued share capital of the Company and, unless a poll be so demanded, a declaration by the chairman of the meeting that a resolution has been carried, or has been carried unanimously or by a particular vote, or lost, or not carried by a particular vote, shall be conclusive, and an entry to that effect in the Minute Book of the Company shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favor of or against such resolution.

36.

 If a poll be demanded in manner aforesaid, it shall be taken forthwith, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand of a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

37.

 Any  shareholder which is not a natural person may, by resolution of its directors or other governing body, authorize such person as it thinks fit to act as its representative at any General Meeting, and the person so authorized to the satisfaction of the Company shall be entitled to exercise the same powers on behalf of such company, which he represents as that company could exercise if it were an individual shareholder.

38.

 Subject to any rights or restrictions for the time being attached to any class or classes of shares, every shareholder shall have one vote for each share of which he is the holder, whether on a show of hands or on a poll.

39.

 If any shareholder be a lunatic, idiot, or non compos mentis, he may vote by his committee, receiver, curator bonis or other legal curator, and such last-mentioned persons may give their votes either personally or by proxy.

40.

 If two or more persons are jointly entitled to a share then, in voting upon any question, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share and, for this purpose, seniority shall be determined by the order in which the names stand in the Shareholders Register.

41.	Votes may be given either personally or by proxy. A proxy need not be a shareholder of the Company.

42.

(a) The instrument appointing a proxy shall be in writing in the usual common  form, or such form as may be approved by the Board, and shall be signed by the appointor or by his attorney duly authorized in writing or, if the appointor is a corporation, the corporation shall vote by its representative, appointed by an instrument duly signed by the corporation.

(b) The instrument appointing a proxy shall be deemed to include authorization to demand a poll or to vote on a poll on behalf of the appointor.

43.

 A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the proxy, or transfer of the share in respect of which the vote is given, unless an intimation in writing of the death, revocation or transfer shall have been received at the Office before the commencement of the meeting or adjourned meetings at which the proxy is used.

44.

 The instrument appointing a proxy shall be deposited at the Office or at such other place or places, whether in Israel or elsewhere, as the Board may from time to time, either generally or in a particular case or class of cases prescribe, at least twenty-four (24) hours before the time appointed for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote; otherwise, the person so named shall not be entitled to vote in respect thereof; but no instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution.

45.

 A shareholder will be entitled to vote at the Meetings of the Company by several proxies appointed by him, provided that each proxy shall be appointed with respect to different shares held by the appointing shareholder.  Every proxy so appointed on behalf of the same shareholder shall be entitled to vote as he sees fit.

46.

 No person shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereof) unless all calls then payable by him in respect of his shares in the Company shall have been paid.

DIRECTORS POWERS AND RESPONSIBILITIES OF THE BOARD

47.

 (a) Without derogating from the authority of the General Meetingpursuant to these Articles and the Companies Law, the Board shall formulate the Company’s policy and shall supervise the exercise of the General Manager’s office and his acts, and as part thereof it -

	(1)	shall determine the Company’s plans of activity, the principles for financing such plans and the order of priority among them;
	(2)	shall examine the Company’s financial situation and set the framework of credit which the Company may take;
	(3)	shall determine the organizational structure and the compensation policy of employees;
	(4)	may decide to issue a series of debentures;
	(5)	is responsible for the preparation and approval of the financial reports according to Section 171 to the Companies Law;

	(6)	shall report to the Annual Meeting about the state of the Company’s affairs and on its business results, as required by Section 173 to the Companies Law;
	(7)	shall appoint and dismiss the General Manager, as provided by Section 250 to the Companies Law;
	(8)	shall decide on the acts and transactions that require its approval in accordance with these articles or under the provisions of Sections 255 and 268 to 275 to the Companies Law;
	(9)	may issue shares and securities convertible into shares up to the limit of the Company’s registered share capital, under the provisions of Section 288 to the Companies Law;
	(10)	may decide on a distribution according to Sections 307 and 308 to the Companies Law;
	(11)	shall express its opinion on a special purchase offer, according to Section 329 to the Companies Law.

(b)	The powers of the Board under this Article cannot be delegated to the General Manager.

DIRECTORS

48.

 The Board of the Company shall consist of a minimum of two (2) and a maximum of eleven (11) Directors. Each Director shall be appointed by the Annual General Meeting unless appointed according to Section 57, and shall serve as Director from the time of appointment until the next Annual General Meeting unless such Director is disqualified for whatever reason.

49.

 (a)  Any director or directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of the majority of the Ordinary Shares present in person or by proxy and voting thereon.  For purposes of this clause (a): “cause” shall mean the willful and continuous failure of a director substantially to perform such director’s duties to the Company (other than any such failure resulting from incapacity due to physical or mental illness) or the willful engaging by a director in gross misconduct materially and demonstrably injurious to the Company.

(b) The General Meeting shall appoint External Directors as and to the extent required by, and they shall hold office according to, the Companies Law, as long as the Company is required by the Companies Law to appoint such External Directors.

50.

 A Director may appoint, dismiss and/or replace an individual as a substitute for himself as a Director (an “Alternate Director”).  The person appointed as an Alternate Director must be qualified to serve as a Director and may not already be acting as a Director or an Alternate Director. The appointment, replacement and/or dismissal of an Alternate Director shall be by written notice by the appointing Director either to the Company or to the Chairman of the Board.  Upon expiration or termination of the term of an appointing Director, the term of his Alternate Director will also expire.  An Alternate Director will not be entitled to participate or vote at a Board Meeting at which the appointing Director is present.  An Alternate Director shall have all the powers and obligations of the appointing Director, except the power to appoint an Alternate Director.

51.	(a) No person shall be nominated for the office of a director at a General Meeting except for persons nominated for the office of a director as provided for in Article 51(b).

(b)  Any shareholder entitled to receive notice of and vote at a General Meeting desiring to propose a nominee for director to be elected at an Annual General Meeting of Shareholders has to deliver notice to the Secretary, at the Company’s principal offices, not later than forty-five (45) days prior to the date of the annual General Meeting at which meeting such election is to occur, whichever date is later.  The notice shall set forth: (i) the name and address, as they appear on the Company’s share register, of the shareholder proposing such nominee, (ii) the identity and background of the nominee, (iii) the class and number of shares of the Company beneficially owned by such shareholder, (iv) a representation that such shareholder is a shareholder of record and intends to appear by person or by proxy at such General Meeting to bring the General Meeting the nominee specified in the notice, (v) a brief description of the reasons for wanting to nominate such nominee as a director, (vi) any material interest that the shareholder has in the election of such nominee and (vii) the written consent of the nominee to be elected as a director of the Company.

52.	The Directors in their capacity as such, shall be entitled to receive remuneration and reimbursement of expenses incurred by them in the course of carrying out their duties as Directors.

53.	The office of a Director shall be vacated, ipso facto:

(a)	upon his resignation by written notice signed by him and delivered to the Office;

(b)	if he becomes bankrupt or enters into an arrangement with his creditors;

(c)	if he is or becomes of unsound mind;

(d)	if he be relieved of his office as provided in Article 50(b) hereof;

(e)	if he is prevented by applicable law from serving as a director of the Company.

(f)	if the Board terminate his office according to Section 231 of the Companies Law;

(g)	if court order is given according to Section 233 of the Companies Law.

54.

 (a) Subject to the provisions of the Companies Law, no Director shall be disqualified by virtue of his office from holding any office, or deriving any profit from any other office in the Company or from any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as a vendor, purchaser or otherwise.

(b) Transactions entered into by the Company in which an Officer of the Company has a personal interest, directly or indirectly, will be valid in respect of the Company and the Officer only if approved by the Company’s Board in accordance with the requirements of the Companies Law.

55.

 A Director who has a personal interest in a matter which is brought for discussion before the Board may participate in said discussion, provided that he shall neither vote in nor attend discussions concerning the approval of the activities or the arrangements.  If said Director did vote or attend as aforesaid, the approval given to the aforesaid activity or arrangements shall be invalid.

56.

 In the event of one or more vacancies on the Board, the continuing Directors may continue to act as long as the Board consists of at least a majority of the total number of Directors elected.  However, in the event that the remaining Directors are not a majority of the total number of Directors elected, the remaining Director or Directors may call for the convening of a General Meeting for the purpose of the election of Directors.

57.

 Subject to the limitation on the number of Directors as specified in Article 49, the Board may, at any time and from time to time, appoint any other person as a Director, whether to fill a vacancy or to add to their number.  Any Director so appointed shall hold office until the next Annual Meeting at which the term of the class to which they have been elected expires, and may be re-elected.

58.

 In case of any increase in the number of directors, the additional director or directors, and in case of any vacancy in the Board due to a death, resignation, removal, disqualification or any other cause, the successors appointed according to Article 57 to fill the vacancies shall be elected by a majority of the directors then in office.

CONVENING THE BOARD

59.	(a) The Chairman of the Board may convene a meeting of the Board at any time.

(b) The Board shall hold a meeting on a specified subject on the demand of two Directors, or if the Board consists of up to five Directors - one Director;

(c) The Chairman of the Board shall convene the Board upon a demand said in Sub-article (b) of this Article 59 or if Section 122(d) to the Companies Law applies, due to a notice or report from the General Manager or due to a notice from the Auditor of the Company under Section 169 to the Companies Law.

(d) If a meeting of the Board was not convened within 14 days after the date of a demand pursuant to Sub-article (b) of this Article 59, or after the date of a notice or report of the General Manager according to Section  122(d) to the Companies Law, or after notice of the Auditor under Section 169 to the Companies Law, then each of those persons enumerated in Sub-articles (b) and (c) may convene a meeting of the Board, which shall discuss the subject specified in the demand, notice or report, as the case may be.

MEETINGS OF THE BOARD AND THEIR CONDUCT

60.	The agenda of a meeting of the Board shall be set by the Chairman of the Board, and it shall include:

	(1)	subjects determined by the Chairman of the Board;
	(2)	subjects determined as said in Section 98 to the Companies Law;
	(3)	any subject which a Director or the General Manager requested at a reasonable time before the meeting was convened - of the Chairman of the Board to include in the agenda

61.	Notice of a meeting of the Board shall be delivered to all its members at a reasonable time before the meeting, but not later than forty eight (48) hours prior to the time set for any such meeting.

62.

 A notice under Section 61 may be given orally, by telephone, in writing or by mail, electronic mail, telex or facsimile. Notwithstanding anything to the contrary herein, failure to deliver notice to a Director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived prior to action being taken at such meeting by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid.

63.

 Any person, either a Director or not, may be substitute member of the Board, and one person may substitute several members of the Board. Any substitute member of the Board who is also a member of the Board shall have, in addition to his own vote, a number of votes equal to the number of members of the Board that he substitutes. A substitute member of the Board shall have, subject to his letter of appointment, all authorities vested to the member of the Board he substitutes, and if and as long as such substitute member is, for himself, a member of the Board, the aforesaid authorities as substitute member shall be in addition to his authorities as a member of the Board. The tenure of office of a substitute member of the Board shall automatically be terminated upon the dismissal of such member, or upon the office of the member of the Board he substitutes being vacated for any reason, or upon the occurrence of one of the situations stated in Article 53 above in relation with such substitute member.

GENERAL MANAGER

64.

 The Board will appoint one or more persons as General Manager, and they will be titled as President or Chief Executive Officer (CEO) or Chief Operating Officer (COO). The Board may from time to time remove or discharge him or them from office (subject to the provisions of any agreement between any such person and the Company) and appoint another or others in his or their place or places.

65.	The Board may from time to time appoint one or more Vice Presidents for certain functions, to carry out duties delegated to him (them) by the President, CEO or COO.

66.

 To the extent permitted by the Companies Law, the Board may from time to time confer upon and delegate to a President, CEO, COO or other Executive Officer then holding office, such authorities and duties of the Board as they may deem fit, and they may delegate such authorities and duties for such period and for such purposes and subject to such conditions and restrictions which they consider in the bests interests of the Company, and they may delegate such authorities  and duties without waiving the authorities of the Board with respect thereto and it may from time to time revoke, cancel and alter such authorities and duties in whole or in part.

67.

 The remuneration of a President, CEO, COO or other Executive Officer shall be fixed by the Board, taking into consideration any agreement between him and the Company, and it may be in whole or in part, in the form of salary, share options, or commissions or profit sharing or a combination thereof.

DIRECTOR’S ACTS AND AUTHORITIES

68.

 The management of the business of the Company shall be vested in the Board, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do, and are not hereby or by law required to be exercised or done by the Company in a General Meeting.  The authority conferred on the Board by this Article 68 shall be subject to the provisions of the Companies Law, of these Articles and any regulation or resolution consistent with these Articles adopted from time to time by the Company in a General Meeting, provided, however that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board which would have been valid if such regulation or resolution had not been adopted.

69.

 The Directors may postpone their meetings and otherwise regulate them as they shall deem fit.  The quorum for the dispatch of business by the Board shall be determined by the Directors and, if not so determined, shall be the majority of the Directors then holding office.

70.

 A resolution in writing signed or otherwise approved in writing (by letter, telegram, telex, facsimile, electronic mail or otherwise) by all the Directors then in office shall be as valid and as effectual as a resolution adopted by the Board at a meeting of the Board duly convened and held.

71.

 Members of the Board, or of any committee designated by the Board, may participate in a meeting of the Board, or of any committee, by means of a telephone conference or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute attendance in person at the meeting.

72.

 (a) The Board shall elect a Chairman for the meeting and fix the term of his office. The CEO shall not serve as Chairman of the Board and vice versa unless the holders of two thirds of the voting rights in the Company represented in person or by proxy and voting on such resolution at a General Meeting, who are not controlling shareholders of the Company or their representatives and who are present at the vote, adopt a decision to appoint the Chairman of the Board as the CEO, for a period not exceeding three years after the date of the adoption of the decision.

(b) In the event that a Chairman was not elected or if the Chairman should fail to be present at a meeting fifteen (15) minutes after the time set for its convening, the remaining Directors shall elect one of those present to be Chairman of the meeting.

(c) All questions that arise at meetings of the Board shall be decided by a majority of votes. In the event of a tie vote, the Chairman of the Board shall not have a casting vote.

73.

 Any meeting of the Board at which a quorum is present shall have the authority to exercise all or part of the authorities, powers of attorney and discretion invested at such time in the Directors or regularly exercised by them.

74.

 Subject to the Companies Law, the Board may delegate its authorities in whole or in part to committees as it shall deem fit, and it may from time to time revoke such delegation.  Any committee so created must, in exercising the authorities granted to it, adhere to all the instructions of the Board given from time to time and/or to the provisions of the Companies Law.

75.

 All acts done bona fide at any meeting of the Board, or of a committee of the Board or by any person(s) acting as Director(s) shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

76.	The Board shall cause proper Minutes to be kept of the following:

(a)	the names of all the Directors present at any meeting of the Board and at any meeting of a committee of the Board;

(b)	all proceedings and resolutions of General Meetings of the Company, Board meetings and Committees of the Board meetings.

Any Minutes as aforesaid, if purporting to be signed by the Chairman of such meeting or by the Chairman of the next succeeding meeting, shall be accepted as prima facie evidence of the matters therein recorded.

77.	[Reserved.]

SHAREHOLDER REGISTERS

78.

 Subject to, and in accordance with, the provisions of the Companies Law, the Company may cause the Shareholder Register to be kept at any place in Israel and may cause a copy of the Shareholder Register to be kept outside Israel as the Board may think fit and, subject to all applicable legal requirements, the Board may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such registers.  In addition to the Shareholders Register, the Company shall also keep a Register of Substantial Shareholders as defined in the Companies Law.

SECRETARY

79.	The Board may from time to time appoint a Secretary to the Company as it deems fit, and may appoint a temporary Assistant Secretary who shall act as Secretary for the term of his appointment.

RIGHTS OF SIGNATURE – STAMP AND SEAL

80.

 (a) Authorization to sign on behalf of the Company and thereby bind it shall be made and granted from time to time by the Board.  The Company shall have at least one rubber stamp.  The Company shall be bound by the signature of the aforesaid appointees if appearing together after its stamp or printed name.

(b) The Board may provide for a seal.  If the Board so provides, it shall also provide for the safe custody thereof.  Such seal shall not be used except by the authority of the Board and in the presence of the person(s) authorized to sign on behalf of the Company, who shall sign every instrument to which such seal is affixed.

DIVIDENDS

81.

 Subject to any preferential, deferred, qualified or other rights, privileges or conditions attached to any special class of shares with regard to dividends, the profits of the Company available for dividend and resolved to be distributed shall be applied in payment of dividends upon the shares of the Company in proportion to the amount paid up or credited as paid up per the nominal value thereon respectively. Unless not otherwise specified in the conditions of issuance of the shares, all dividends with respect to shares which were not fully paid up within a certain period, for which dividends were paid, shall be paid proportionally to the amounts paid or credited as paid on the nominal value of the shares during any portion of the above-mentioned period.

82.	The Board may declare a dividend to be paid to the shareholders according to their rights and interests in the profits, and may fix the record date for eligibility and the time for payment.

83.	The Directors may from time to time pay to the shareholders on account of the next forthcoming dividend such interim dividends as, in their judgment, the position of the Company justifies.

84.	A transfer of shares shall not pass the right to any dividend declared thereon after such transfer and before the registration of the transfer.

85.	Notice of the declaration of any dividend, whether interim or otherwise, shall be given to the holders of registered shares in the manner hereinafter provided.

86.

 Unless otherwise directed, any dividend may be paid by check, bank transfer or warrant, sent through the post to the registered address of the shareholder or person entitled or, in the case of joint registered holders, to that one of them first named in the register in respect of the joint holding.  Every such check shall be made payable to the order of the person to whom it is sent.  The receipt by the person whose name, at the date of the declaration of the dividend, appears in the register of shareholders as the owner of any share or, in the case of joint holders, of any one of such joint holders, shall be a good discharge to the Company of all payments made in respect of such share.  All dividends unclaimed for one year after having been declared may be invested or otherwise used by the Directors for the benefit of the Company until claimed.  No unpaid dividend or interest shall bear interest as against the Company.

87.

 The Board may determine that, a dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by distribution of paid-up shares, debentures or debenture stock or any other securities of the Company or of any other companies or in any one or more of such ways in the manner and to the extent permitted by the Companies Law.

PROHIBITED DISTRIBUTION

88.

 (a) If the Company made a prohibited distribution as defined in the Companies Law, then the shareholder must return to the Company whatever he received, unless he did not know and did not need to know that the distribution carried out was prohibited.

 (b) It is assumed that a shareholder in the Company, who at the time of the distribution is not a Director, General Manager or controlling member of the Company, did not know and did not need to know that the distribution carried out was a prohibited distribution.

89.

 If the Company carried out a prohibited distribution, then every person who was a Director at the time of the distribution shall be treated as a person who thereby committed breach of trust against the Company, unless he proved one of the following:

(1) that he opposed the prohibited distribution and took all reasonable steps to prevent it;

(2) that he exercised reasonable reliance on information under which - had it not been misleading - the distribution would have permitted;

(3) that under the circumstances of the case he did not know and did not need to know of the distribution.

MERGER

90.	A merger requires approval by the Board and by the General Meeting, in accordance with the provisions of the Companies Law.

91.

 (a)The Board of the Company, while considering whether to approve the merger, shall discuss and determine taking the Company’s financial situation into account - whether in its opinion there is a reasonable suspicion that in consequence of the merger the merged Company will not be able to meet the Company’s obligations to its creditors.

(b) If the Board determined that there is a suspicion as said in Sub-article (a), then it shall not approve the merger.

92.	If each of the Boards of Directors of the merging companies approved the merger, then they shall jointly draw up a proposal for the approval of the merger (hereafter: merger proposal) and sign it.

93.	(a) The Company shall deliver the merger proposal to the Companies Registrar within three days after the General Meeting was called.

(b) The Company shall inform the Companies Registrar of the General Meetings decision within three days after the decision was adopted, shall inform him that the notice was given to the creditors under Section 318 to the Companies Law, and shall also deliver to the Registrar a copy of the Court decision under Sections 319 to 321 to the Companies Law within three days after the said decision was given.

ACCOUNTS

94.

 The Board shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law.  Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board may think fit, and they shall always be open to inspection by all Directors.  No shareholder not being a Director shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of the Company.

95.	At least once in every fiscal year the accounts of the Company shall be audited and the correctness of the profit and loss account and balance sheet certified by one or more duly qualified auditors.

96.	The appointment, authorities, rights and duties of the auditor(s) of the Company shall be regulated by the applicable law.

NOTICES

97.

 (a) A notice or any other document may be served by the Company upon any shareholder either personally or by sending it by prepaid mail in Israel (by prepaid air mail if sent to a place outside Israel other than the U.S, or by first class mail if sent within the U.S.) addressed to such shareholder at his address as recorded in the Company’s Shareholder Register or such other address as he may have designated in writing for the receipt of notices and other documents.  Any written notice or other document shall be deemed to have been served forty-eight (48) hours after it has been mailed (seven (7) days if mailed to a place outside of Israel or forty-eight (48) hours if mailed from within the U.S. to a location within the U.S.), or when actually received by the addressee if sooner than forty-eight (48) hours or seven (7) days, as the case may be, after it has been mailed, or when actually tendered in person to such shareholder (or to the Secretary or the President of the Company, as the case may be); provided, however, that such notice or other document mentioned above may be sent by facsimile and confirmed by registered mail as aforesaid, and such notice shall be deemed to have been given twenty-four (24) hours after such facsimile has been sent or when actually received by such shareholder (or by the Company), whichever is earlier.  If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served when received, notwithstanding that it was defectively addressed or failed in some respect to comply with the provisions of this Article.

(b) Unless otherwise specified in bearer share warrants, the holders of such warrants shall not be entitled to receive notice of any General Meeting of the Company, and the Company is under no obligation to give notice of General Meetings to a person entitled to a share by virtue of its delivery to him, unless he is duly registered as a shareholder.

(c) All notices to be given to the shareholders shall, with respect to any shares to which persons are jointly entitled, be given to whichever of such persons is named first in the Shareholders Register, and any notice so given shall be sufficient notice to the holders of such shares.

(d) Any shareholder whose address is not described in the Shareholders Register, and who shall not have designated in writing an address for the receipt of notices, shall not  be entitled to receive any notice from the Company.

(e) Any notice or other document served upon or sent to any shareholder by publication in accordance with these Articles shall, notwithstanding that he be then deceased or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to be duly served or sent in respect of any shares held by him (either alone or jointly with others) until some other person is registered in his stead as the holder or joint holder of such shares, and such service or sending shall be a sufficient service on or sending to his heirs, executors, administrators or assigns and all other persons (if any) interested in such share.

(f) Where a given number of days’ notice, or notice extending over any period, is required to be given, the day of service shall be counted in such number of days or other period.

RECONSTRUCTION

98.

 On any sale of the undertaking of the Company, the Board or the liquidators on a winding-up may, if authorized by a majority vote at a meeting of shareholders, accept fully paid up shares, debentures or securities of any other company, whether Israeli or foreign, either then existing or to be formed, for the purchase, in whole or in part, of the property of the Company, and the Board (if the profits of the Company permit), or the liquidators (on a winding-up), may distribute such shares or securities, or any other property of the Company, amongst the shareholders without realization, or vest the same in trustees for them, and the shareholders of the Company at any General Meeting may provide for the distribution or appropriation of the cash, shares or other securities, benefits or property, in accordance with the  legal rights of the shareholders or contributors of the Company, and for the valuation of any such securities or property at such price and in such manner as the meeting may approve, and all holders of shares shall be bound to accept and shall be bound by any valuation or distribution so authorized, and waive all rights in relation thereto, save only in the case the Company is proposed to be, or is, in the course of being wound up, such statutory rights (if any) under the provisions of the Statutes as are incapable of being varied or excluded by these presents.

INSURANCE, INDEMNIFICATION AND EXEMPTION OF OFFICERS ff

99.

99.1

Insurance - Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may enter into an agreement to insure an Officer for any liability that may be imposed on such Officer in connection with an act performed by such Officer in such Officer’s capacity as an Officer of the Company, with respect to each of the following: (i) breach of the duty of care of the Officer towards the Company or towards another person; (ii) breach of the fiduciary duty towards the Company, provided that the Officer acted in good faith and had reasonable grounds to assume that the action in question would not be detrimental to the best interests of the Company; and (iii) a financial obligation imposed on the Officer for the benefit of another person.

99.2

Indemnification - Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may indemnify any Officer to the fullest extent permitted by the Companies Law.

The Board of Directors may resolve retroactively to indemnify an Officer with respect to the following liabilities and expenses, provided that such liabilities or expenses were imposed on such Office Holder in such Officer’s capacity as an Office Holder of the Company: (i) a monetary liability imposed on an Officer pursuant to a judgment in favor of another person, including a judgment imposed on such Officer in a compromise or in an arbitration decision that was approved by a court of law; and (ii) reasonable legal expenses, including attorney’s fees, which the Officer incurred or with which the Office Holder was charged by a court of law, in a proceeding brought against the Office Holder, by the Company or by another on behalf of the Company, or in a criminal prosecution in which the Office Holder was acquitted, or in a criminal prosecution in which the Officer was convicted of an offense that does not require proof of criminal intent. The Company may undertake in advance to indemnify an Officer for those liabilities and expenses described in this Article 99, provided that such undertaking shall be limited to (i) the type of events that in the opinion of the Board of Directors can be foreseen at the time of such undertaking, and (ii) to an amount that the Board of Directors has determined to be reasonable under the circumstances. In addition, the Company may indemnify an Officer of the Company after the fact.

99.3

Exemption From Duty Of Care - Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Board of Directors may resolve in advance to exempt an Officer from all or part of such Officer’s responsibility or liability for damages caused to the Company due to any breach of such Officer’s duty of care towards the Company.

WINDING-UP

100.

If the Company shall be wound up, whether voluntarily or otherwise, the liquidators may, subject to the provision of the Statutes, divide among the shareholders in specie any part of the assets of the Company and may, with like sanction, vest any part of the assets of the Company in trustees upon such trusts, for the benefit of the shareholders, as the liquidators with like sanction shall think fit.

BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS

101.

Notwithstanding any other provision of these Articles, the Company shall not engage in any business combination with any interested shareholder for a period of three years following the time that such shareholder became an interested shareholder, unless:

(a) prior to such time the Board of the Company approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, or

(b) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting shares of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee share plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

(c) at or subsequent to such time the business combination is approved by the Board and authorized at a General Meeting, and not by written consent, by the affirmative vote of at least 66 2/3% of the oustanding voting shares which is not owned by the interested shareholder.

(d) A shareholder becomes an interested shareholder inadvertently and (i) as soon as practicable diverts itself of ownership of sufficient shares so that the shareholder ceases to be an interested shareholder; and (ii) would not, at any time within the three - year period immediately prior to a business combination between the Company and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

(e) The business combination is proposed prior to consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this paragraph; (ii) is with or by a person  who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the Company’s Board; and (iii) is approved or not opposed by a majority of the members of the Boards of Directors then in office who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or were elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentences are limited to (x) a merger or consolidation of Company (except for merger in respect of which no vote of shareholders of the Company is required according to the Companies Law); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company (other than to any direct or indirect wholly owned subsidiary or to the Company) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market of all the outstanding shares of the Company; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting shares of the Company. The Company shall give not less than 20 days notice to all interested shareholders prior to the consummation of any of the transaction described in clause (x) or (y) of the second sentence of this paragraph.

As used in this Article only, the term:

(1)	“affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with another person.

(2)

“associate” when used to indicate a relationship with any person, means (I) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting shares, (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3)	“business combination” when used in reference to the Company and any interested shareholder of the Company, means:

(i)

any merger or consolidation of the Company or any direct or indirect  majority owned subsidiary of the Company with (A) an interested shareholder, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by an interested shareholder and as a result of such merger or consolidation Sub-article (a) of this Article 101 is not applicable to the surviving entity;

(ii)

any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of such Company to or with the interested shareholder, whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority owner subsidiary of the Company, which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market value of all of the outstanding shares of the Company.

(iii)

any transaction which results in the issuance or transfer by the Company or by any direct or indirect majority-owned subsidiary of the Company of any shares of the Company or of such subsidiary to the interested shareholder, except (A) pursuant to the exercise, exchange or conversion of securities exercisable for or convertible into shares of the Company or any such subsidiary, which securities were outstanding prior to the time that the interested shareholder became such, (B) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Company or any such subsidiary, which security is distributed pro rata to all holders of a class or series of shares of the Company subsequent to the time the interested shareholder became such, (C) pursuant to an exchange offer by the Company to purchase shares made on the same terms to all holders of said shares or (D) any issuance or transfer of shares by the Company; provided, that in no case under (B)-(D) above shall there be an increase in the interested shareholder’s proportionate share of the shares of any class or series of the Company or of the voting shares of the Company.

(iv)

any transaction involving the Company or any direct or indirect majority owned subsidiary of the Company which has the effect directly or indirectly of increasing the proportionate share of the shares of any class or series or securities convertible into the shares of any class or series of the Company or of any such subsidiary which is owned by the interested shareholder except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the interested shareholder; or

(v)

any receipt by the interested shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of such Company), of any loans, advances, guarantees, pledges or any other financial benefits (other than those expressly permitted in subparagraphs (i)-(iv) above) provided by or through the Company or any direct or indirect majority owned subsidiary.

(4)

“control” including the term “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract or otherwise.  A person who is the owner of 20% or more of the outstanding voting shares of any company, partnership, unincorporated association or other entity shall be presumed to have control of such entity.  Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting shares in good faith and not for the purpose of circumventing this Article as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(5)

“interested shareholder” means any person (other than the Company and any direct or indirect majority owner subsidiary of the Company) that (i) is the owner of 15% or more of the outstanding voting shares of the Company, or (ii) is an affiliate or associate of the Company and was the owner of 15% or more of the outstanding voting shares of the Company at any time within the three year period immediately prior to that date on which it is sought to be determined whether such person is an interested shareholder and the affiliates and associates of such person, or (iii) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Company provided that such person shall be an interested shareholder if thereafter such person acquires additional voting shares of the Company, except as a result of further corporate action not caused, directly or indirectly, by such person.  For the purpose of determining whether a person is an interested shareholder, the voting shares of the Company deemed to be outstanding shall include shares deemed to be owned by the person through application of paragraph (8) of this Sub-article but shall not include any other unissued shares of the Company which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(6)	“share” means with respect to the Company shares of its capital and with respect to any other entity any equity interest.

(7)	“voting shares” means any class or series entitled to vote generally in the election of directors of the Company and generally.

(8)	“owner” including the terms “own” and “owned,” when used with respect to any share, means a person that individually or with or through any of its affiliates or associates:

(i) beneficially owns such share, directly or indirectly; or

(ii)

has (A) the right to acquire such share (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, warrants or options, or otherwise, provided, however, that a person shall not be deemed the owner of share tendered pursuant to a tender or exchange; or (B) the right to vote such share pursuant to any agreement, arrangement or understanding; provided, however,  that a person shall not be deemed the owner of any share because of such person’s right to vote such share if the agreement, arrangement, or understanding to vote such share arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons: or

(iii)

has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (b) of clause (ii) of this paragraph) or disposing of such share with any other person that beneficially owns or whose affiliates or associates beneficially own, directly or indirectly, such share.

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